UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-38655

Farfetch Limited

(Exact Name of Registrant as Specified in Its Charter)

The Bower

211 Old Street

London EC1V 9NR

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On November 30, 2023, J. Michael Evans tendered his resignation from the Board of Directors (the “Board”) of Farfetch Limited (the “Company”), with immediate effect. Mr. Evans’s resignation from the Board was in furtherance of the arm’s length commercial relationship between Alibaba Group Holding Limited, where Mr. Evans serves as President and a member of its board of directors, and the Company. Mr. Evans’s resignation was not the result of any disagreement with the Company or with its operations, policies or practices. He leaves with sincere thanks for all he has contributed to the Board and the Company, along with our best wishes for the future.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Farfetch Limited

Date: December 6, 2023	By:	/s/ José Neves
José Neves
Chief Executive Officer